Exhibit 99.1

Jiayin Group Inc. Reports First Quarter 2026 Unaudited Financial Results

SHANGHAI, China, June 23, 2026 (GLOBE NEWSWIRE) --Jiayin Group Inc. (“Jiayin” or the “Company”) (NASDAQ: JFIN), a leading fintech platform in China, today announced its unaudited financial results for the first quarter ended March 31, 2026.

First Quarter 2026 Operational and Financial Highlights:

•
Transaction volume1 was RMB19.3 billion (US$2.8 billion), representing a decrease of 45.8% from the same period of 2025.

•
Average borrowing amount per borrowing was RMB7,111 (US$1,031), representing a decrease of 11.0% from the same period of 2025.

•
Repeat borrowing contribution2 was 76.3%, compared with 71.9% in the same period of 2025.

•
90 day+ delinquency ratio3 was 2.25% as of March 31, 2026.

•
Net revenue was RMB756.7 million (US$109.7 million), representing a decrease of 57.4% from the same period of 2025.

•
Loss from operation was RMB70.1 million (US$10.2 million), compared with RMB606.6 million income from operation in the same period of 2025.

•
Non-GAAP4 loss from operation was RMB70.1 million (US$10.2 million), compared with RMB606.6 million non-GAAP4 income from operation in the same period of 2025.

•
Net loss was RMB61.7 million (US$8.9 million), compared with RMB539.5 million net income in the same period of 2025.

1 “Transaction volume” refers to the total loan transaction volume in Chinese Mainland during the period presented.

2 “Repeat borrowing contribution” for a given period refers to the percentage of transaction volume in Chinese Mainland attributable to repeat borrowers during that period. “Repeat borrowers” during a certain period refers to borrowers who have borrowed in such period and have borrowed at least twice since such borrowers’ registration on our platform until the end of such period.

3 “90 day+ delinquency ratio” refers to the outstanding principal balance of loans that were 91 to 180 calendar days past due as a percentage of the total outstanding principal balance of loans facilitated through the Company’s platform as of a specific date. Loans facilitated outside Chinese Mainland are not included in the calculation.

4 Please see the section entitled “Use of Non-GAAP Financial Measure” below and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Mr. Yan Dinggui, the Company’s Founder, Director and Chief Executive Officer, commented: “In the first quarter of 2026, the industry continued to adapt to a complex macro environment, and we remained focused on strengthening operational resilience and asset quality. Our total transaction volume for the quarter reached RMB 19.3 billion, in line with our previously communicated guidance, while net revenue was RMB 756.7 million.

During this period, we proactively adjusted our business mix, implemented more stringent credit standards to mitigate risk, and further developed our overseas business. We deepened our technology-empowerment partnerships with financial institutions and continued to broaden our offerings. We also continued to invest strategically in our technology infrastructure and AI-driven risk management capabilities, steadily enhancing our operational efficiency and cost management.

Looking forward, we will maintain a disciplined and prudent approach as market dynamics evolve, with the goal of navigating market cycles through resilient and efficient operations.”

First Quarter 2026 Financial Results

Net revenue was RMB756.7 million (US$109.7 million), representing a decrease of 57.4% from the same period of 2025.

Revenue from loan facilitation services was RMB460.1 million (US$66.7 million), representing a decrease of 68.9% from the same period of 2025. The decrease was primarily attributable to lower transaction volume, as well as the service fee adjustments.

Revenue from releasing of guarantee liabilities was RMB217.7 million (US$31.6 million) compared with RMB170.6 million in the same period of 2025. The year-over-year increase was primarily due to the increase in average outstanding loan balances for which the Company provided guarantee services.

Other revenue was RMB78.9 million (US$11.4 million), compared with RMB126.4 million for the same period of 2025. The decrease was primarily due to the decrease in the contribution from referral fees.

Facilitation and servicing expense was RMB331.6 million (US$48.1 million), representing a decrease of 1.3% from the same period of 2025.

Allowance for uncollectible receivables, contract assets, prepaid expenses and other current assets and others was RMB1.1 million (US$0.2 million), compared with RMB17.5 million for the same period of 2025, primarily due to the decrease in allowance for oversea contingent guarantees.

Sales and marketing expense was RMB340.1 million (US$49.3 million), representing a decrease of 49.6% from the same period of 2025, primarily due to decreased borrower acquisition expenses.

General and administrative expense was RMB44.1 million (US$6.4 million), representing a decrease of 16.5% from the same period of 2025, primarily due to decreased professional service fees.

Research and development expense was RMB109.8 million (US$15.9 million), representing an increase of 24.6% from the same period of 2025, primarily driven by an increase in technology infrastructure expenses and employee costs.

Loss from operation was RMB70.1 million (US$10.2 million), compared with RMB606.6 million income from operation in the same period of 2025.

Non-GAAP loss from operation was RMB70.1 million (US$10.2 million), compared with RMB606.6 million non-GAAP income from operation in the same period of 2025.

Net loss was RMB61.7 million (US$8.9 million), compared with RMB539.5 million net income in the same period of 2025.

Basic and diluted net loss per share were both RMB0.29 (US$0.04) compared with RMB2.53 basic and diluted net income per share in the first quarter of 2025.

Basic and diluted net loss per ADS were both RMB1.16 (US$0.16) compared with RMB10.12 basic and diluted net income per ADS in the first quarter of 2025. Each ADS represents four Class A ordinary shares of the Company.

Cash and cash equivalents were RMB43.4 million (US$6.3 million) as of March 31, 2026, compared with RMB61.8 million as of December 31, 2025.

The following chart and table display the historical cumulative M3+ Delinquency Rate by Vintage for loan products facilitated through the Company’s platform in Chinese Mainland.

Business Outlook

The Company expects its transaction volume for the second quarter of 2026 to be in the range of RMB9.5 billion to RMB10.5 billion. This outlook reflects a disciplined recalibration of our strategy as we prioritize asset quality and operational resilience amidst the evolving regulatory and macroeconomic landscape. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Recent Development

Share Repurchase Plan Update

In June 2026, the Company’s Board of Directors approved to extend the share repurchase plan for another period of 12 months, commencing on June 13, 2026 and ending on June 12, 2027. Pursuant to the extended share repurchase plan, the Company may repurchase its ordinary shares through June 12, 2027 with an aggregate value not exceeding the remaining balance under the share repurchase plan.

As of June 23, 2026, the Company had repurchased approximately 4.6 million of its American depositary shares for approximately US$30.4 million.

Conference Call

The Company will conduct a conference call to discuss its financial results on June 23, 2026, at 8:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong Time on the same day).

To join the conference call, all participants must use the following link to complete the online registration process in advance. Upon registering, each participant will receive access details for this event including the dial-in numbers, a PIN number, and an e-mail with detailed instructions to join the conference call.

Participant Online Registration:

https://register-conf.media-server.com/register/BI9ec10bb5cd874c548096cbdae6e3f52b

A live and archived webcast of the conference call will be available on the Company’s investors relations website at http://ir.jiayintech.cn/.

About Jiayin Group Inc.

Jiayin Group Inc. is a leading fintech platform in China committed to facilitating effective, transparent, secure and fast connections between underserved individual borrowers and financial institutions. The origin of the business of the Company can be traced back to 2011. The Company operates a highly secure and open platform with a comprehensive risk management system and a proprietary and effective risk assessment model which employs advanced big data analytics and sophisticated algorithms to accurately assess the risk profiles of potential borrowers. For more information, please visit http://ir.jiayintech.cn/.

Use of Non-GAAP Financial Measure

We use non-GAAP income from operation, which is a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that the non-GAAP financial measure helps identify underlying trends in our business by excluding the impact of share-based compensation expenses. We believe that non-GAAP financial measure provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Non-GAAP income from operation represents income from operation excluding share-based compensation expenses. Such adjustment has no impact on income tax.

Non-GAAP income from operation is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tool, and when assessing our operating performance, cash flows or our liquidity, investors should not consider it in isolation, or as a substitute for income from operation, net income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review our financial information in its entirety and not rely on a single financial measure.

For more information on this non-GAAP financial measure, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at a specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8980 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2026. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor / Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to the Company’s ability to retain existing borrowers and attract new borrowers in an effective and cost-efficient way, the Company’s ability to increase the transaction volume through its marketplace, effectiveness of the Company’s credit assessment model and risk management system, PRC laws and regulations relating to the online individual finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Stock Market or other stock exchange, including its ability to cure any non-compliance with the continued listing criteria of the Nasdaq Stock Market. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For investor and media inquiries, please contact:

Jiayin Group

Ms. Emily Lu

Email: ir@jiayinfintech.cn

JIAYIN GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of December 31,	As of March 31,
	2025	2026
	RMB	RMB	US$
ASSETS
Cash and cash equivalents	61,837	43,381	6,289
Restricted cash	413,601	388,515	56,323
Accounts receivable and contract assets, net	3,732,677	3,069,990	445,055
Financial assets receivable, net	601,600	557,357	80,800
Prepaid expenses and other current assets, net	1,811,772	2,298,804	333,257
Amounts due from related parties	301,184	302,769	43,892
TOTAL CURRENT ASSETS	6,922,671	6,660,816	965,616
Property and equipment, net	1,326,943	1,307,386	189,531
Right-of-use assets	31,195	24,171	3,504
Long-term investments, net	302,077	342,396	49,637
Deferred tax assets, net	96,534	104,500	15,149
Other non-current assets	76,545	108,519	15,732
TOTAL NON-CURRENT ASSETS	1,833,294	1,886,972	273,553
TOTAL ASSETS	8,755,965	8,547,788	1,239,169
LIABILITIES AND EQUITY
Bank borrowings, current	155,043	155,043	22,477
Deferred guarantee income	458,903	424,912	61,599
Contingent guarantee liabilities	617,588	548,479	79,513
Payroll and welfare payables	210,367	194,985	28,267
Amounts due to related parties	288,100	275,701	39,968
Tax payables	1,054,527	998,964	144,819
Accrued expenses and other current liabilities	874,630	896,457	129,959
Lease liabilities, current	25,290	22,054	3,197
TOTAL CURRENT LIABILITIES	3,684,448	3,516,595	509,799
Bank borrowings, non-current	516,000	516,000	74,804
Deferred tax liabilities	106,912	107,422	15,573
Lease liabilities, non-current	4,297	805	117
Other non-current liabilities	12,882	36,288	5,261
TOTAL NON-CURRENT LIABILITIES	640,091	660,515	95,755
TOTAL LIABILITIES	4,324,539	4,177,110	605,554

TOTAL SHAREHOLDERS’ EQUITY	4,431,426	4,370,678	633,615
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,755,965	8,547,788	1,239,169

JIAYIN GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended March 31,
	2025	2026
	RMB	RMB	US$
Net revenue	1,775,576	756,681	109,696
Operating costs and expenses:
Facilitation and servicing	(336,011)	(331,599)	(48,072)
Allowance for uncollectible receivables, contract assets, prepaid expenses and other current assets and others	(17,541)	(1,125)	(163)
Sales and marketing	(674,494)	(340,119)	(49,307)
General and administrative	(52,795)	(44,130)	(6,398)
Research and development	(88,088)	(109,775)	(15,914)
Total operating costs and expenses	(1,168,929)	(826,748)	(119,854)
Income (loss) from operations	606,647	(70,067)	(10,158)
Interest income (expense), net	4,175	(776)	(112)
Other income, net	52,389	1,428	207
Income (loss) before income taxes	663,211	(69,415)	(10,063)
Income tax (expense) benefit	(123,729)	7,752	1,124
Net income (loss)	539,482	(61,663)	(8,939)
Net loss attributable to non-controlling interests	(2)	(7)	(1)
Net income (loss) attributable to Jiayin Group Inc.	539,484	(61,656)	(8,938)
Weighted average shares used in calculating net income per share:
- Basic and diluted	213,478,184	209,318,184	209,318,184
Net income (loss) per share:
- Basic and diluted	2.53	(0.29)	(0.04)
Net income (loss) per ADS:
- Basic and diluted	10.12	(1.16)	(0.16)
Net income (loss)	539,482	(61,663)	(8,939)

Foreign currency translation adjustments	(783)	916	133
Comprehensive income (loss)	538,699	(60,747)	(8,806)
Comprehensive income attributable to non-controlling interests	46	44	6
Total comprehensive income (loss) attributable to Jiayin Group Inc.	538,653	(60,791)	(8,812)

JIAYIN GROUP INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended March 31,
	2025	2026
	RMB	RMB	US$
Reconciliation of Non-GAAP income from operation to Income from operation
Income (loss) from operation	606,647	(70,067)	(10,158)
Add: share-based compensation expenses	—	—	—
Non-GAAP income (loss) from operation	606,647	(70,067)	(10,158)